Form 20-F
period 2024-12-31
Fitness Champs Holdings Ltd
filed 2025-05-14
CIK 2023796

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 333-282016

Fitness Champs Holdings Limited

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

7030 Ang Mo Kio

Avenue 5, #04-48

NorthStar@AMK

Singapore 569880

(Address of Principal Executive Offices)

Joyce Lee Jue Hui, Chief Executive Officer

+65 9005 5495

7030 Ang Mo Kio

Avenue 5, #04-48

NorthStar@AMK

Singapore 569880

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Ordinary shares, par value US$0.000005 per share

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023 was: 15,000,000 ordinary shares, par value $0.000005 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s of assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262 (b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15 (d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:

Yes ☐ No ☐

EXPLANATORY NOTE

On March 31, 2025, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form F-1 (Commission File No. 333-282016) (“Form F-1 Registration Statement”) of Fitness Champs Holdings Limited, a limited liability company organized under the law of Cayman Islands.

Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company’s registration statement under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the year in which the registration statement becomes effective then the company must, within the later of 90 days after the effective date of the registration statement or four months following the end of the registrant’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Form F-1 Registration Statement did not contain the certified financial statements of Fitness Champs Holdings Limited for the last fiscal year ended December 31, 2024; therefore, as required by Rule 15d-2, Fitness Champs Holdings Limited is hereby filing the certified financial statements of Fitness Champs Holdings Limited with the SEC under cover of the facing page of an annual report on Form 20-F.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of Fitness Champs Holdings Limited and its Subsidiaries

Opinion on the consolidated financial statements

 We have audited the accompanying consolidated balance sheets of Fitness Champs Holdings Limited and its Subsidiaries (collectively referred to as the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders equity and cash flows for each of the years in the three-year period ended December 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

 Basis for Opinion

 These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

 We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

 Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2023.

Singapore

May 14, 2025

PCAOB ID# 6732

Fitness Champs Holdings Limited

Consolidated Balance Sheets

(Amount in thousands, except for share and per share data, or otherwise noted)

		As of December 31,
	Note	2023	2024	2024
		S$’000	S$’000	US$’000 Note 2(d)
ASSETS

Current assets:
Cash and cash equivalents		815	314	230
Accounts receivable	4	1	-	-
Deposits, prepayments and other receivables	5	132	1,371	1,003
Total current assets		948	1,685	1,233

Non-current assets:
Property and equipment, net	6	599	584	428
Intangible assets	7	-	58	43
Right-of-use asset	8	72	37	27
Total non-current assets		671	679	498

TOTAL ASSETS		1,619	2,364	1,731

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	9	642	719	526
Bank borrowings	10	113	62	45
Lease liabilities	8	37	37	27
Amount due to director	11	-	1,129	827
Income tax payable		189	4	3
Total current liabilities		981	1,951	1,428

Non-current liabilities:
Bank borrowings	10	460	398	292
Lease liabilities	8	35	-	-
Total non-current liabilities		495	398	292

TOTAL LIABILITIES		1,476	2,349	1,720

Commitments and contingencies		-	-	-

Shareholders’ equity:
Ordinary share, par value US$0.000005, 100,000,000 shares authorized, 15,000,000 share issued and outstanding	12	11	0	0
Additional paid-in capital		-	11	8
Retained earnings		132	4	3
Total shareholders’ equity		143	15	11

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,619	2,364	1,731

The accompanying notes are an integral part of these consolidated financial statements

Fitness Champs Holdings Limited

Consolidated Statements of Income and Comprehensive Income

(Amount in thousands, except for share and per share data, or otherwise noted)

		Years ended December 31,
	Note	2022	2023	2024	2024
		S$’000	S$’000	S$’000	US$’000 Note 2(d)
Revenues	3,13	2,764	4,650	4,216	3,086

Cost of revenue		(1,570)	(2,660)	(2,694)	(1,972)

Gross profit		1,194	1,990	1,522	1,114

Operating expenses:
Selling and distribution		-	(25)	(173)	(126)
General and administrative		(440)	(759)	(1,303)	(954)
Total operating expenses		(440)	(784)	(1,476)	(1,080)

Profit from operations		754	1,206	46	34

Other income (expense):
Gain from disposal of plant and equipment		27	-	-	-
Interest income		-	3	6	4
Interest expense		(17)	(22)	(25)	(18)
Government grants		23	48	114	83
Rental income		12	-	30	22
Total other income, net		45	29	125	91

Income before income tax		799	1,235	171	125

Income tax (expense) benefit	14	(136)	(117)	1	1

NET INCOME		663	1,118	172	126

TOTAL COMPREHENSIVE INCOME		663	1,118	172	126

Earnings per ordinary share
Basic and diluted		663	1,118	172	126

Weighted average number of ordinary shares
Basic and diluted*		1	1	1	1

*	Retrospectively presented for the effect of 1 share issued on February 15, 2024 in preparation of the Company’s initial public offering

The accompanying notes are an integral part of these consolidated financial statements

Fitness Champs Holdings Limited

Consolidated Statements of Changes in Shareholders’ Equity

(Amount in thousands, except for share and per share data, or otherwise noted)

		Ordinary Shares
	Note	No. of shares*	Amount	Additional Paid-in capital	Retained earnings	Total Shareholders’ equity
			S$’000	S$’000	S$’000	S$’000

Balance as of January 1, 2022		1	0	11	1,036	1,036

Dividends	15	-	-	-	(1,449)	(1,449)

Net income for the year		-	-	-	663	663

Balance as of January 1, 2023		1	0	11	250	261

Dividends	15	-	-	-	(1,236)	(1,236)

Net income for the year		-	-	-	1,118	1,118

Balance as of December 31, 2023		1	0	11	132	143

Dividends	15	-	-	-	(300)	(300)

Net profit for the year		-	-	-	172	172

Balance as of December 31, 2024		1	0	11	4	15

		Ordinary Shares
	Note	No. of shares*	Amount	Additional Paid-in capital	Retained earnings	Total Shareholders’ equity
			US$’000 Note 2(d)	US$’000 Note 2(d)	US$’000 Note 2(d)	US$’000 Note 2(d)

Balance as of January 1, 2024		1	0	8	97	105

Share issued during the year		15,000,000	0	-	-	-

Dividends	15	-	-	-	(220)	(220)

Net profit for the year		-	-	-	126	126

Balance as of December 31, 2024		1	0	8	3	11

*	Retrospectively presented for the effect of 1 share issued on February 15, 2024 in preparation of the Company’s initial public offering

The accompanying notes are an integral part of these consolidated financial statements

Fitness Champs Holdings Limited

Consolidated Statements of Cash Flows

	Years ended December 31,
	2022	2023	2024	2024
	S$’000	S$’000	S$’000	US$’000 Note 2(d)
Cash flows from operating activities:
Net income	663	1,118	172	126
Depreciation and amortization	17	31	84	62
Interest expense	17	22	22	16
Interest on lease liability	-	-	3	2
Interest income	-	(3)	(6)	(4)
Gain on disposal of property and equipment	(27)	-	-	-

Change in working capital:
Accounts receivable	-	(1)	1	1
Deposits, prepayments and other receivables	(5)	(127)	(85)	(63)
Accounts payable and accrued liabilities	436	203	77	57
Income tax payable	136	53	(186)	(136)
Net cash provided by operating activities	1,237	1,296	82	61

Cash flows from investing activities:
Proceeds from disposal of property and equipment	415	-	-	-
Interest income	-	3	6	4
Purchase of property and equipment	(19)	(611)	(33)	(24)
Purchase of intangible asset	-	-	(59)	(43)
Net cash provided by (used in) investing activities	396	(608)	(86)	(63)

Cash flows from financing activities:
Proceeds of bank borrowings	-	420	-	-
Dividends paid	-	-	(300)	(220)
Amount due from (to) director	(938)	(670)	1,129	827
Payment of transaction cost in connection to the issuance of shares	-	-	(1,154)	(845)
Repayment of bank borrowings	(424)	(105)	(112)	(82)
Interest paid	(17)	(22)	(22)	(16)
Principal payment of lease liabilities	-	-	(35)	(26)
Payment of interest on lease liabilities	-	-	(3)	(2)
Net cash used in financing activities	(1,379)	(377)	(497)	(364)

Net change in cash and cash equivalents	254	311	(501)	(366)

BEGINNING OF YEAR	250	504	815	596

END OF YEAR	504	815	314	230

Supplemental Cash Flow Information:
Cash paid for income tax	-	(65)	(185)	(135)
Cash paid for interest	(17)	(22)	(25)	(18)

Supplemental Disclosure of Non-Cash Financing Activities:
Payment of dividends	(1,449)	(1,236)	-	-
Repayment of amount due from director	1,449	1,236	-	-

The accompanying notes are an integral part of these consolidated financial statements.

FITNESS CHAMPS HOLDINGS LIMITED

Notes to Consolidated Financial Statements

NOTE 1 - BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Fitness Champs Holdings Limited (“Fitness Champs” or the “Company”) was incorporated on February 15, 2024 in the Cayman Islands, as an investment holding company. Fitness Champs conducts its primary operations through its indirect wholly owned subsidiaries that are incorporated and domiciled in Singapore, namely: (1) Fitness Champs Pte. Ltd. (“Fitness Champs”); and (2) Fitness Champs Aquatics Pte. Ltd. (“Fitness Aquatics” and collectively with the Company, the “Group”). The Company’s wholly owned subsidiary, Northen Star Limited, holds the entire shareholding interests of Fitness Champs and Fitness Aquatics.

The subsidiaries are a leading sports education provider in Singapore specializing in the provision of swimming programs to students for both the private sector and public schools in Singapore.

Reorganization

A summary of the formation of the group structure is as follows:

Fitness Champs Pte Ltd

Fitness Champs Pte Ltd (“Fitness Champs”) was incorporated in Singapore on December 5, 2012. Fitness Champs is our indirect wholly-owned subsidiary and has an issued share capital of 10,000 shares, all of which are held by Northen Star Limited (“Northen Star”), our direct wholly-owned subsidiary following an internal group reorganization on June 19, 2024, whereby Ms. Lee transferred her entire shareholding interests in Fitness Champs of 10,000 shares to Northen Star. Fitness Champs carries on the business of sports education in the form of swimming lessons provided through government related contracts through Singapore’s national SwimSafer program.

Fitness Champs Aquatics Pte Ltd

Fitness Champs Aquatics Pte Ltd (“Fitness Aquatics”) was incorporated in Singapore on July 15, 2015. Fitness Aquatics is our indirect wholly-owned subsidiary and has an issued share capital of 1,000 shares, all of which is held by Northen Star, our direct wholly-owned subsidiary following an internal reorganization on June 19, 2024, whereby Ms. Lee transferred her entire shareholding interests in Fitness Aquatics of 1,000 shares to Northen Star. Fitness Aquatics provides sports education in the form of private swimming lessons.

Northen Star

On December 12, 2023, Northen Star was incorporated in the British Virgin Islands with limited liability. Northen Star is authorized to issue a maximum of 50,000 shares of a single class each with a par value of US$1.00 each and the initial 1,000 shares were held by Ms. Lee.

Fitness Champs Holdings Limited

Fitness Champs Holdings Limited was incorporated in the Cayman Islands on February 15, 2024 under the Companies Act as an exempted company with limited liability. The authorized share capital was US$500,000 divided into 500,000,000 Ordinary shares, par value US$0.001 each at the time of incorporation. The initial one share was transferred to Ms. Lee on the same date for cash at par.

Restructuring

On June 19, 2024, the initial one share of the Company was transferred by Ms. Lee to Big Treasure Investments Limited (“Big Treasure”) and each of Big Treasure, Biostar Developments Limited (“Biostar”), Easy Builder Limited (“Easy Builder”), Creative Path Holdings Limited (“Creative Path”), True Height Limited (“True Height”) and Fuji Investment Limited (“Fuji”) subscribed for 64,717; 4,440; 19,090; 4,900; 1,950; and 4,900 shares respectively for cash at par resulting in Big Treasure, Biostar, Easy Builder, Creative Path, True Height, and Fuji holding approximately 64.72%; 4.44%; 19.09%, 4.90%, 1.95% and 4.90%, respectively, of Fitness Holdings’ entire issued share capital (the “Restructuring”).

On the same day, and contemporaneous with the above transaction, Ms. Lee transferred her entire shareholding interests in Northen Star, being the 951 shares of Northen Star to Fitness Holdings and Fuji transferred its entire shareholding interest in Northen Star (being 49 shares of Northen Star) to Fitness Holdings. The consideration is settled by Fitness Holdings allotting and issuing one share to Big Treasure (as Ms. Lee’s nominee) and one share to Fuji, credited as fully paid. Following such issue, Fitness Holdings issued share capital would be 100,000 shares held as 64,719; 4,440, 19,090; 4,900; 1,950; and 4,901; by Big Treasure, Biostar, Easy Builder, Creative Path, True Height and Fuji, respectively.

The Restructuring is considered as a merger of entities under common control. Under the guidance in ASC 805, for transactions between entities under common control, the assets, liabilities and results of operations, are recognized at their carrying amounts on the date of the Restructuring, which requires retrospective combination of the Company, Northen Star, Fitness Champs and Fitness Aquatics for all periods presented. The consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including issued shares and earnings per share, which have been revised to reflect the effects of the reorganization as of December 31, 2022 and 2023.

After the Restructuring, the Company wholly owns Northen Star, which is domiciled in the British Virgin Islands. Northen Star in turn wholly owns Fitness Champs and Fitness Aquatics, which are all incorporated and domiciled in Singapore. The Company is headquartered in Singapore and conducts its operations domestically.

Details of the subsidiaries of the Company are set out below:

Name	Date of incorporation	Background	Effective ownership
Northen Star Limited	December 12, 2023	Investment holding	100%

Fitness Champs Pte Ltd	December 5, 2012	Principally engaged in the providing sport of swimming in public schools in Singapore	100%

Fitness Champs Aquatics Pte Ltd	July 15, 2015	Principally engaged in the providing sport of swimming for private sector students	100%

The accompanying consolidated financial statements are presented assuming that the Company was in existence at the beginning of the first period presented.

Going concern

As of December 31, 2024, the Company’s negative operating cash flow and net current liability position raise substantial doubt about the Company’s ability to continue as a going concern. In assessing the going concern, management and the Board has considered the following:

1. Ongoing support from the director, demonstrated by the substantial related-party financing.

2. Potential equity financing or capital infusion as indicated by the historical increase in paid-in capital.

3. Cost management and lean operations.

4. Revenue improvement initiatives not reflected in balance sheet alone.

If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

(a)	Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”).

(b)	Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates in the period include the allowance for doubtful accounts on accounts and other receivables, useful lives for property, plant and equipment and assumptions used in assessing right-of-use assets and impairment of long-lived assets.

Actual results could differ from these estimates.

(c)	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

On consolidation the entities should be combined for all periods that the relationship of common control started and the transaction would be treated as a capital transaction with any gain or loss on acquisition adjusted through equity. The consolidated entity would not recognize any goodwill and/or gain/losses from the acquisition and results of operations would be presented for all periods under common control.

The consolidated financial statements of the Company were prepared by applying the pooling of interest method. Accordingly, the results of the Company include the results of the subsidiaries for the years   ended December 31, 2023 and 2024. Such manner of presentation reflects the economic substance of the companies, which were under common control throughout the relevant period, as a single economic enterprise, although the legal parent-subsidiary relationships were not established.

(d)	Foreign Currency Translation and Transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The accompanying consolidated financial statements are presented in the Singapore Dollar (“S$”), which is the reporting currency of the Company. In addition, the Company and subsidiaries are operating in Singapore, maintain their books and record in their local currency, Singapore Dollars, which is a functional currency as being the primary currency of the economic environment in which their operations are conducted.

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

Translations of the consolidated balance sheets, consolidated statements of operations and comprehensive income and consolidated statements of cash flows from S$ into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = S$1.3662, as set forth in the statistical release of the Federal Reserve System on December 31, 2024. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

(e)	Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Singapore.

(f)	Accounts Receivable

Accounts receivables include trade accounts due from customers in the sale of products and services.

Accounts receivables are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary.

The Company makes estimates of expected credit losses for the allowance for doubtful accounts based upon its assessment of various factors, including (i) historical experience, (ii) the age of the accounts receivable balances, (iii) credit quality of its customers, (iv) current economic conditions, (v) reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. Expected credit losses are estimated on a pool basis when similar risk characteristics exist using an age-based reserve model. Receivables that do not share risk characteristics are evaluated on an individual basis. Estimates of expected credit losses on trade receivables are recorded at inception and adjusted over the contractual life.

The Company did not recognize any allowance for doubtful accounts and credit losses at December 31, 2022, 2023 and 2024.

The Company does not hold any collateral or other credit enhancements over its accounts receivable balances.

(g)	Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Computer & software	3 years
Fixtures and fittings	3 years
Leasehold industrial property	Over the remaining lease term
Renovations	5 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

(h)	Intangible Assets

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits. Software, technology, and other intangibles with contractual terms are generally amortized over their respective legal or contractual lives. When certain events or changes in operating conditions occur, an impairment assessment is performed and lives of intangible assets with determinable lives may be adjusted.

Intangible assets with finite useful lives are amortized over the estimated economic lives of the intangible assets as follows:

Expected useful life
Software	5 years

(i)	Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment, right of use and intangible assets   owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

(j)	Revenue Recognition

The Company receives a certain portion of its non-interest income from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC 606-10 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue on a gross basis to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1:	Identify the contract(s) with a customer.
Step 2:	Identify the performance obligations in the contract.
Step 3:	Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.
Step 4:	Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.
Step 5:	Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

The Company currently generates its revenue from the following main sources:

Revenue from goods sold and services provided

Revenue is measured based on the consideration specified in a contract with a customer. The Group recognizes revenue when it satisfies a performance obligation by transferring control of promised goods or services to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied performance obligation. The amount of revenue presented is the amount net of goods and service taxes and discounts and referral rebates.

(i) School-based Swimming Lessons

Revenue from school-based swimming lessons is recognized over time when the Group satisfies its performance obligation by conducting swimming classes to the student.

(ii) Private swimming lessons and aquatic sports

Revenue from private swimming lessons and aquatics sports is recognized over time when the Group satisfies its performance obligation by conducting swimming classes to the student.

(iii) Sales of merchandise

Revenue from sales of merchandise is recognized at a point in time when the Group satisfies its performance obligation by transferring the control of a promised merchandise to the customer.

(k)	Government Grants

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is dependent on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the years ended December 31, 2023, and 2024, the Company received government subsidies of approximately S$48,000 and S$107,000 for each respective year, which are recognized as government grants in the consolidated statements of operations.

(l)	Selling and Distribution

Selling and distribution expenses include the costs of advertising, promotions and entertainment expenses.

(m)	Comprehensive Income

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of shareholder’s equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

(n)	Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”).

Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the years ended December 31, 2022, 2023 and 2024, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

(o)	Leases

Effective from January 1, 2020, the Company adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases. On February 25, 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC 842 requires that lessees recognize right-of-use assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. It requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. ASC 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the Financial Accounting Standards Board (“FASB”) including ASC Topic 840, Leases.

The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

(p)	Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contributions to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-time employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the years ended December 31, 2022, 2023 and 2024,  contributions of approximately S$63,000, S$118,000 and S$125,000 for each respective year were made accordingly.

(q)	Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only two reportable segments. As the Company’s long-lived assets are substantially located in Singapore, no geographical segments are presented.

(r)	Related Parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

(s)	Commitments and Contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(t)	Earnings per share

Basic earnings per share is computed by dividing net earnings  attributable to ordinary shareholders by weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if outstanding stock options, warrants and convertible debts were exercised or converted into ordinary shares. When the Company has a loss, diluted shares are not included as their effect would be anti-dilutive. The Company has no dilutive securities or debts for each of the years ended December 31, 2022, 2023 and 2024.

(u)	Concentration of credit risk

Financial instruments consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. As of December 31, 2023 and 2024, bank and cash balances of approximately S$815,000 and S$314,000 were maintained at financial institutions in Singapore, of which approximately S$815,000 and S$314,000 respectively was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for doubtful accounts based on the estimated realizable value. The Company identifies credit risk on a customer-by-customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

(v)	Interest rate risk

The Company’s interest-rate risk arises from bank borrowings. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of December 31, 2023 and 2024, the borrowing interest rates were at the range of 2.5% to 4.82%. Interest rate risk is the risk that the fair value of future cash flows of the Company’s financial instruments will fluctuate because of the change in market interest rates. The Company’s exposure to interest rates risk arises mainly from its interest-bearing financial liabilities. The Company periodically reviews its liabilities and monitors interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable levels. The interest-bearing financial liabilities are usually at fixed interest rates except for the property loan. The Company does not utilize interest rate derivatives to minimize its interest rate risk.

(w)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

(x)	Fair value measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurement and Disclosure (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

F-16

●

Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of our financial instruments: cash and cash equivalents, accounts receivable, amount due from director, accounts payable and accrued liabilities are approximated at their fair values because of the short-term nature of these financial instruments.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Recently Issued Accounting Pronouncements

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. As an emerging growth company, the standard is effective for the Company for the year ended December 31, 2025. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

In March 2023, the FASB issued ASU 2023-03, which amends various SEC paragraphs in the Accounting Standards Codification. This includes amendments to Presentation of Financial Statements (Topic 205), Income Statement—Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation—Stock Compensation (Topic 718). The amendments are in response to SEC Staff Accounting Bulletin No. 120 and other SEC staff announcements and guidance. This ASU does not introduce new guidance and therefore does not have a specified transition or effective date. However, for smaller reporting companies, the ASU is effective for fiscal years beginning after December 15, 2023. The adoption of this ASU did not have any material impact on the Company’s consolidated financial statements and disclosure.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of this ASU did not have any material impact on the Company’s consolidated financial statements and disclosure.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). Th ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures.

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of adopting this guidance on its financial statements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this guidance on Financial Statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

The adoption of these effective standards is not expected to result in any material impact.

NOTE 3 - DISAGGREGATION OF REVENUE

	For the years ended December 31,
	2022	2023	2024
	S$’000	S$’000	S$’000
Government sector	713	1,994	1,700
Private sector	2,051	2,656	2,516
	2,764	4,650	4,216

In the following table, revenue is disaggregated by the timing of revenue recognition.

	For the years ended December 31,
	2022	2023	2024
	S$’000	S$’000	S$’000
Revenue recognition at a single point in time:
Sales of merchandise	-	4	7

Revenue recognition over time:
Swim fees	2,764	4,646	4,209
	2,764	4,650	4,216

NOTE 4 - ACCOUNTS RECEIVABLE

As of December 31, 2023 and 2024, the Company’s accounts receivable amounted to S$1,000 and S$ nil, respectively.

For the years ended December 31, 2022, 2023 and 2024,  the Company has not made the allowance for doubtful accounts and charged to the consolidated statements of operations. The Company has not experienced any significant bad debt write-offs of accounts receivable in the past.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable is written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

NOTE 5 - DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

	Years ended December 31,
	2023	2024
	S$’000	S$’000

Deposits	7	32
Prepayments	124	1,286
Other receivables	1	53
	132	1,371

Prepayments are costs incurred directly related to the proposed Public Offering and will be charged against the proceeds received upon completion of the offering, should the offering be unsuccessful, these deferred costs will be charged to the statement of operations.

NOTE 6 - PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	Years ended December 31,
	2023	2024
	S$’000	S$’000
At cost:
Computer and software	47	50
Furniture and fittings	3	11
Leasehold industrial property	535	535
Renovations	46	68
	631	664
Less: Accumulated depreciation	(32)	(80)
Property and equipment, net	599	584

Leasehold Industrial Property under Operating Lease

The Company owns a leasehold industrial property which is classified under property and equipment, as it is not held for sale or for investment purposes. Although the property is currently leased to third parties under operating lease arrangements, its classification as property and equipment is appropriate under U.S. GAAP because the property is not held for capital appreciation or investment income, and rental activities are not part of the Company’s principal operations. The carrying value of the leased industrial property as of December 31, 2024 is $523,000.

Rental income recognized for the years ended December 31, 2022, 2023 and 2024 were S$13,000, $ nil and $30,000, respectively.

Depreciation expenses for the years ended December 31, 2022, 2023 and 2024 were S$17,000, S$31,000 and S$48,000, respectively, recognize under general and administrative expenses.

NOTE 7 – INTANGIBLE ASSETS

Intangible assets consisted of the following:

	Years ended December 31,
	2023	2024
	S$’000	S$’000
At cost:
Purchase software	-	59
Less : Amortization of software	-	(1)

Total	-	58

Amortization expense for the years ended December 31, 2022, 2023 and 2024 were S$ nil, S$ nil and S$1,000, respectively, recognize under general and administrative expenses.

NOTE 8 - RIGHT-OF-USE ASSET AND OPERATING LEASE LIABILITIES

Operating lease

On December 8, 2023, the Company entered into a new lease agreement for a lease term of two years for an office in Singapore. The Company is committed to pay a total rental fee of approximately S$77,000 for the full lease term.

Operating leases are included in the right-of-use assets, other current liabilities and long-term lease liabilities on the Consolidated Balance Sheets. Right-of-use assets and lease liabilities are recognized at each lease’s commencement date based on the present values of its lease payments over its respective lease term. When a borrowing rate is not explicitly available for a lease, the Company’s incremental borrowing rate is used based on information available at the lease’s commencement date to determine the present value of its lease payments. Operating lease payments are recognized on a straight-line basis over the lease term. The Company has S$37,000 (US$27,000) of financing leases as of December 31, 2024.

The Company used a weighted average incremental borrowing rate of 5.25% to determine the present value of the lease payments. The weighted average remaining life of the lease was 1 year.

As of December 31, 2023, right-of-use assets were S$72,000 and lease liabilities were S$72,000.

As of December 31, 2024, right-of-use assets were S$37,000 and lease liabilities were S$37,000.

Information pertaining to lease amounts recognized in our consolidated financial statements is summarized as follows:

	Years ended December 31,
	2023	2024
Years Ended December 31,	S$’000	S$’000

2024	38	-
2025	38	38
Total operating lease payment	76	38
Less: Imputed interest	(4)	(1)
Present value of operating lease liabilities	72	37

Operating lease liabilities – current	37	37
Operating lease liabilities – non-current	35	-

NOTE 9 - ACCOUNTS PAYABLES AND ACCRUED LIABILITIES

	As of December 31,
	2023	2024
	S$’000	S$’000
Accounts payable	67	79
Other payables	-	21
Accrued expenses	24	168
Deposits received	89	99
Deferred revenue	462	352
	642	719

Deferred revenue is a contract liability that the Company is obligated to transfer services to customers for which the Company has received advance swimming fees from customers in the form of cash. The balance of “deferred revenue” represents unfulfilled performance obligations in the sales agreement, i.e. services that have not yet been rendered. Once the service has been rendered, the amount in “deferred revenue” account is shifted to a revenue account.

Deferred revenue recognized as revenue during the respective years ended December 31, 2023 and 2024 was S$355,000 and S$462,000, respectively.

NOTE 10 - BANK BORROWINGS

Bank borrowings consisted of the following:

	Term of	Annual	As of December 31,
	repayments	interest rate	2023	2024
			S$’000	S$’000

Term loans (unsecured)	Within 5 years	2.50%	157	53
Property loan (secured)	Within 27 years	4.82%	416	407
Total:			573	460

Representing: -
Within 12 months			113	62
Between 2 - 3 years			72	20
Over 3 - 5 years			21	22
Over 5 years			367	356
			573	460

Term loan of S$500,000 was an unsecured borrowing from OCBC bank in 2020 with an annual fixed interest rate of 2.5%. The loan is for a period of 5 years up to 2025. This amount was used to finance the expansion of the business.

Mortgage loan of S$420,000 was a secured borrowing from OCBC bank in 2023. The loan is for a period of 27 years up to 2050 with an annual variable interest rate of 4.82%. This amount was used to finance the purchasing of our new office at 7030 Ang Mo Kio Avenue 5 #09-102 Singapore 569880.

The Company’s bank borrowings currently are guaranteed by a personal guarantee from Joyce Lee Jue Hui, director and shareholder of the Company.

NOTE 11 - AMOUNT DUE TO DIRECTOR

Amount due from director consisted of the following:

	As of December 31,
	2023	2024
	S$’000	S$’000

Amount due to director	-	1,129

The amount due to the director was fully offset by interim dividends paid by the company as of December 31, 2023.

Amount due to the director had a balance of S$ nil and S$1,129,000 as of December 31, 2023, and 2024, respectively. It pertains to shareholder loans provided by Ms. Lee to the company to fund the offering costs. The original loan amount was up to US$800,000 and was increased to up to US$1,000,000. The Company intends to repay the loan in full using proceeds from this offering, in accordance with the terms of the loan agreement. The loan is repayable upon the earlier of the listing of the Ordinary Shares on Nasdaq or March 31, 2025, to be extended to August 31, 2025.

The amounts are unsecured, interest-free and repayable on demand.

NOTE 12 - SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of the Cayman Islands on February 15, 2024, with authorized shares of US$500,000 divided into 500,000,000 ordinary shares of par value US$0.001 each at the time of incorporation, reflecting the retrospective effect of the reorganization on February 15, 2024 (Note 1).

The Company is authorized to issue one class of ordinary share.

Dividends

1. Fitness Champs Pte Ltd

On December 31, 2023, the Company declared a dividend of S$42.89 per share of common stock. The dividend is payable to its shareholders of record as of December 31, 2023. The dividend amount of S$429,000 is distributed and paid on December 31, 2023.

On May 3, 2024, the Company declared a dividend of S$8.00 per share of common stock. The dividend is payable to its shareholders of record as of April 30, 2024. The dividend amount of S$80,000 is distributed and paid on May 8, 2024.

2. Fitness Champs Aquatics Pte Ltd

On December 31, 2023, the Company declared a dividend of S$806.65 per share of common stock. The dividend was payable to its shareholders of record as of December 31, 2023. The dividend amount of S$807,000 was distributed and paid on December 31, 2023.

On May 3, 2024, the Company declared a dividend of S$220.00 per share of common stock. The dividend is payable to its shareholders of record as of April 30, 2024. The dividend amount of S$220,000 is distributed and paid on May 9, 2024.

The holders of the Company’s ordinary share are entitled to the following rights:

Voting Rights: Each share of the Company’s ordinary share entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of the Company’s ordinary shares are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Right: Subject to limitations under Cayman law and preferences that may apply to any shares of preferred stock that the Company may decide to issue in the future, holders of the Company’s ordinary share are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the Board of the Company out of funds legally available thereof.

Liquidation Right: In the event of the liquidation, dissolution or winding up of our business, the holders of the Company’s ordinary share are entitled to share ratably in the assets available for distribution after the payment of all of the debts and other liabilities of the Company.

Other Matters: The holders of the Company’s ordinary share have no subscription, redemption or conversion privileges. The Company’s ordinary share does not entitle its holders to preemptive rights. All of the outstanding shares of the Company’s ordinary share are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s ordinary share are subject to the rights of the holders of shares of any series of preferred stock which the Company may issue in the future.

NOTE 13 - REVENUES BY SEGMENT

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has two operating segments as defined by ASC 280 as follow:

1.	Swim fees
2.	Sales of merchandise

Information regarding the results of each reportable segment is included below. Performance is measured based on segment revenue and gross profit, as included in the internal management reports that are reviewed by the Company’s CODM. Both segment revenue and gross profit are used to measure performance as management believes that such information is the most relevant in evaluating the level of activities and results of these segments.

The following tables present summary information by revenue streams for the years ended December 31, 2022, 2023 and 2024, respectively:

	For the year ended December 31, 2022
	Swim fees	Sales of merchandise	Total
	S$’000	S$’000	S$’000
Revenue	2,764	-	2,764
Gross Profit	1,194	-	1,194

	For the year ended December 31, 2023
	Swim fees	Sales of merchandise	Total
	S$’000	S$’000	S$’000
Revenue	4,646	4	4,650
Gross Profit	1,990	-	1,990

	For the year ended December 31, 2024
	Swim fees	Sales of merchandise	Total
	S$’000	S$’000	S$’000
Revenue	4,209	7	4,216
Gross Profit	1,522	-	1,522

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have only one reportable geographic segment. Sales are based on the countries in which the customer is located. For the years ended December 31, 2022, 2023 and 2024, all of our revenue was derived from customers located in Singapore.

No segmental analysis of segment assets is disclosed because there is no asset information provided to the CODM.

NOTE 14 - INCOME TAX EXPENSE

The provision for income taxes consisted of the following:

	For the years ended December 31,
	2022	2023	2024
	S$’000	S$’000	S$’000
Current year income tax expense	136	117	4
Over-provision in prior year	-	-	(5)
Income tax expense	136	117	(1)

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. Our Company’s subsidiaries mainly operate in Singapore that are subject to taxes in the jurisdictions in which they operate, as follows:

Cayman Islands

Fitness Champs Holdings Limited is an exempted Cayman Islands company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

BVI

Northen Star Limited is an exempted British Virgin Islands company and is presently not subject to income taxes or income tax filing requirements in the British Virgin Islands or the United States.

Singapore

Fitness Champs Aquatics Pte Ltd and Fitness Champs Pte Ltd are operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

As of December 31, 2024, the operation in Singapore incurred S$19,000 (2023: S$138,000) of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards has no expiration. The Company has provided for a full valuation allowance against the deferred tax assets of S$19,000 (2023: S$138,000) on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the years ended December 31,
	2022	2023	2024
	S$’000	S$’000	S$’000
Income before income taxes	799	1,235	171
Statutory income tax rate	17%	17%	17%
Income tax expense at statutory rate	136	210	29
Tax effect on non-deductible expenses	15	7	10
Tax effect on non-taxable income	(8)	(9)	-
Corporate tax exemption	(17)	(17)	(22)
Deferred tax assets not recognized	10	-	-
Effect of lower tax rates in foreign jurisdictions	-	-	23
Over adjustment to tax in respect of prior year	-	-	(5)
Corporate tax rebate	-	(40)	(16)
Utilization of prior year tax losses	-	(34)	(20)
Income tax expense	136	117	(1)

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the financial years ended December 31, 2022, 2023 and 2024 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2024.

NOTE 15 - RELATED PARTY TRANSACTIONS

In the ordinary course of business, during the financial year  ended December 31, 2022, 2023 and 2024, the Company was involved in certain transactions, either at cost or current market prices, and on the normal commercial terms with related parties, mainly the collection of fees on behalf of the related entities.

	For the years ended December 31,
Nature of transactions	2022	2023	2024
	S$’000	S$’000	S$’000
Director/Shareholder
- Reimbursement fund for expenses paid on behalf of the Company*	2,778	3,898	279
- Coach fee and salary paid on behalf by Joyce Lee Jue Hui*	(1,612)	(2,518)	-
- Other expenses paid on behalf by Joyce Lee Jue Hui	(226)	(709)	(279)
- Dividend payout to Joyce Lee Jue Hui	(1,449)	(1,236)	-
- Loan advance to the Company	-	-	(1,254)
- Repayment of loan	-	-	125

*	Historically, Ms. Lee made salary payments, coaches’ fees, independent contractor fees and company expenses directly to minimize bank transaction fees. The Company transferred the funds to Ms. Lee and Ms. Lee paid these amounts directly. The Company ceased this practice from December 2023 for payment of coach fee and salary paid on behalf by Joyce Lee Jui Hui.

The Company has an outstanding amount due to the director amounting to S$ nil and S$1,129,000 as of December 31, 2023 and 2024, respectively, which pertains to shareholder loans provided by Ms. Lee to the Company to fund the offering costs. The original loan amount was up to US$800,000 and was increased to up to US$1,000,000. The Company intends to repay the loan in full using proceeds from this offering, in accordance with the terms of the loan agreement. The loan is initially repayable upon the earlier of the listing of the Ordinary Shares on Nasdaq or March 31, 2025. However, the repayment date has been extended to August 31, 2025.

These related parties are controlled by the common shareholders of the Company.

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the years presented.

NOTE 16 - CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

The Company does not have any significant concentrations of risk related to major customers. Given the dynamic nature of the business, the number of customers fluctuates frequently. Moreover, the individual impact of each customer on the business is minimal. Therefore, we do not anticipate this fluctuation in customer numbers to pose a significant risk to the business.

(b)	Major vendors

Due to the nature of the business, we engage in a network of coaches to operate and run our swimming classes. This causes the impact of each coach to be minimal and we do not foresee extreme disruption in the business if some coaches decide to leave the business.

(c)	Credit risk

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally does not require collateral. The Company also considers the probability of default upon initial recognition of assets and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 90 days, default of interest due for more than 365 days or there is significant difficulty of the counterparty.

To minimize credit risk, the Company has developed and maintained its credit risk grading to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors. The Company considers available reasonable and supportive forward-looking information which includes the following indicators:

●	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations

●	Internal credit rating

●	External credit rating and when necessary

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

As of December 31, 2023, there was S$930 outstanding from a single customer representing 100% of the total net account receivable balances.

As of December 31, 2024, there were no outstanding trade receivables.

(c)	Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of December 31, 2023 and 2024, the borrowings were at the range of 2.5% to 4.82% interest rates.

(d)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on the exchange rate of S$ converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

(e)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

NOTE 17 - COMMITMENTS AND CONTINGENCIES

Litigation — From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of December 31, 2023 and 2024, the Company has no material commitments or contingencies.

NOTE 18 - SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2024, up through the date the Company issued the consolidated financial statements.

The following disclosure presents subsequent events occurring after the reporting period ended December 31, 2024:

1.	Shareholder’s Loan

The shareholder loans as of January 3, 2024 pertain to interest-free loans entered into with Ms. Lee in order to fund the cost of this offering. The original loan amount was for up to S$800,000 and the total amount utilized for the related party loan as of the date of this annual report is approximately S$651,000 (US$494,000). The Company intends to repay the loan in full using proceeds from this offering, in accordance with the terms of the loan agreement. The loan is repayable upon the earlier of a listing of the Ordinary Shares on Nasdaq and March 31, 2025, to be extended to August 31, 2025.

EXHIBIT INDEX

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Fitness Champs Holdings Limited

By:	/s/ Joyce Lee Jue Hui
Name:	Joyce Lee Jue Hui
Title:	Chief Executive Officer

By:	/s/ Teoh Siew Thim
Name:	Teoh Siew Thim
Title:	Chief Financial Officer

Dated:	May 14, 2025