Form 20-F/A
period 2025-12-31
Fitness Champs Holdings Ltd
filed 2026-05-22
CIK 2023796

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of May 22, 2026, was 1,299,391 Class A ordinary shares and 19,351 Class B ordinary shares, each with a par value of US$0.00225 per share, representing an aggregate of 1,318,742 ordinary shares outstanding.

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

Yes ☐ No ☐

EXPLANATORY NOTE

Fitness Champs Holdings Limited (the “Company”) is filing this Amendment No. 1 to its Annual Report on Form 20-F originally filed with the Securities and Exchange Commission on 15 May 2026 (the “Original Filing”) to amend certain disclosures relating to the Company’s issued and outstanding share capital.

The Company is filing this Amendment No. 1 to restate in its entirety “Corporate Structure” under Item 4. “Information on the Company” and Item 6.E. “Share Ownership” solely to correct the disclosure under to disclose the number of shares issued as of the time of the filing instead of December 31, 2025.

Except as described above, no other changes have been made to the Original Filing. This Amendment No. 1 does not otherwise update, amend or modify any other information contained in the Original Filing. As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

Item 4. Information on the Company

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

As of December 31, 2025, the currently issued 37,777.78 shares of a nominal or par value of US$0.00225 each in the Company were re-designated and re-classified such that the ordinary shares previously held by Big Treasure were re-designated and re-classified as 19,350.78 Class B Ordinary Shares each with 50 votes per share and the 18,427 shares held by the remaining shareholders were re-designated and re-classified as Class A Ordinary Shares each with 1 vote per share.

As of May 22, 2026, the Company had a total of 1,318,742 issued ordinary shares with a nominal or par value of US$0.00225 each, comprising 19,351 Class B Ordinary Shares each with 50 votes per share and the 1,299,391 Class A Ordinary Shares each with 1 vote per share.

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

Applicable percentage ownership is based on 1,318,742 Ordinary Shares issued and outstanding as at May 22, 2026.

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

	Class A Ordinary Shares Beneficially Owned		Class B Shares Beneficially Owned
Name of Beneficial Owners	Number	Percentage %	Number	Percentage %

Named Executive Directors and Executive Officers:

Ms. Joyce Lee Jue Hui(1)	-	-	19,351	42.68

Mr. Koh Yong Mong	-	-	-	-

Ms. Chia Nyoke Yee	-	-	-	-

Ms. Lian Lai Hong, Jerrica	-	-	-	-

Mr. Yao Peikang	-	-	-	-

Independent Director Nominees:

Mr. Lay Shi Wei	-	-	-	-

Mr. Liu Junting Jason	-	-	-	-

Mr. Tang Poh Lu	-	-	-	-

Total held by Named Executive Directors and Executive Officers and Independent Directors:	-	-	19,351	42.68

5% or Greater Shareholders:

Big Treasure(2)	-	-	19,351	42.68

Total held by 5% of Greater Shareholders:	-	-	19,351	42.68

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, as amended by Amendment No.1 thereto, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Fitness Champs Holdings Limited

By:	/s/ Joyce Lee Jue Hui
Name:	Joyce Lee Jue Hui
Title:	Chief Executive Officer

By:	/s/ Chia Nyoke Yee
Name:	Chia Nyoke Yee
Title:	Financial Controller

Dated:	May 22, 2026