Form 20-F/A
period 2025-12-31
Fitness Champs Holdings Ltd
filed 2026-06-12
CIK 2023796

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.2)

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 11, 2026, was 1,299,391 Class A ordinary shares and 19,351 Class B ordinary shares, each with a par value of US$0.00225 per share, representing an aggregate of 1,318,742 ordinary shares outstanding.

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

Yes ☐ No ☐

EXPLANATORY NOTE

Fitness Champs Holdings Limited (the “Company”) is filing this Amendment No. 2 to its Annual Report on Form 20-F originally filed with the Securities and Exchange Commission on 15 May 2026, as was amended on May 22, 2026 by Amendment No. 1 to update certain disclosures relating to the Company’s issued and outstanding share capital (as amended, the “Existing Filing”.

The Company is filing this Amendment No. 2 solely to add the Company’s Compensation Recoupment Policy, filed herewith as Exhibit 97.1.

Except as described above, no other changes have been made to the Exisiting Filing. This Amendment No. 2 does not otherwise update, amend or modify any other information contained in the Original Filing. As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 2.

Item 19. Exhibits

EXHIBIT INDEX

1.1*	Second Amended and Restated Memorandum of Association and Form of Amended and Restated Articles of Association

2.1*	Description of Securities

3.1*	Subsidiaries

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1	Fitness Champs Holdings Limited Compensation and Recoupment Policy

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101

*Denotes exhibits that have been previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, as amended by Amendment No.2 thereto, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Fitness Champs Holdings Limited

By:	/s/ Joyce Lee Jue Hui
Name:	Joyce Lee Jue Hui
Title:	Chief Executive Officer

By:	/s/ Chia Nyoke Yee
Name:	Chia Nyoke Yee
Title:	Financial Controller

Dated:	June 11, 2026